ARTESIAN RESOURCES CORPORATION

SUPPLEMENTAL RETIREMENT PLAN

FINANCIAL STATEMENTS

DECEMBER 31, 1998

ARTESIAN RESOURCES CORPORATION

SUPPLEMENTAL RETIREMENT PLAN

FINANCIAL STATEMENTS

DECEMBER 31, 1998

INDEX

Page

Independent Auditors' Report 1-2

FINANCIAL STATEMENTS

Statement of Net Assets Available for

Benefits at December 31, 1998 3

Statement of Net Assets Available for

Benefits at December 31, 1997 4

Statement of Changes in Net Assets

Available for Benefits for the Year

Ended December 31, 1998 5

Notes to the Financial Statements 6-10

SUPPLEMENTAL SCHEDULES

Schedule of Assets Held for Investment

Purposes 11

Schedule of Reportable Transactions (Series

of Transactions in One Issue Aggregating

5 Percent or More of Net Assets) for the

Year Ended December 31, 1998 12

Independent Accountants' Report

Participants, Board of Trustees and

Administrator

Artesian Resources Corporation

Supplemental Retirement Plan

We have audited the accompanying statement of net assets available for benefits with fund information of Artesian Resources Corporation

Supplemental Retirement Plan as of December 31, 1998, and the related statement of changes in net assets available for benefits with fund information for the year ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The statement of net assets available for benefits with fund information of Artesian Resources Corporation Supplemental

Retirement Plan as of December 31, 1997 was audited by other auditors whose report dated July 9, 1998 expressed an unqualified opinion on that statement.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Artesian Resources Corporation Supplemental Retirement Plan as of

December 31, 1998, and the changes in net assets available for plan benefits for the year then ended in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income

Security Act of 1974. The fund information in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wilmington, Delaware

June 17, 1999

ARTESIAN RESOURCES CORPORATION

SUPPLEMENTAL RETIREMENT PLAN

Statement of Changes in Net Assets

Available for Benefits with Fund Information

Year Ended December 31, 1998

Participant Directed

Fidelity Family of Funds

Managed

Equity Emerging Income Intermediate Artesian

Income II Growth Puritan Portfolio Bond A Total

Additions to Net Assets attributed to:

Investment Income:

Net appreciation of investments $93,356 $114,634 $6,375 $0.00 $1,095 $54,982 $270,442

Dividends 5,210 0 1,644 0 6,628 7,386 20,868

Interest 0 0 0 4,658 0 0 4,658

Contributions:

Participants' 5,111 4,398 2,631 2,205 896 0 15,241

Employer 115,223 60,315 8,958 22,602 3,479 36,240 246,817

Total additions 218,900 * 179,347 * 19,608 * 29,465 * 12,098 * 98,608 * 558,026

Deductions from Net Assets attributed to:

Participant distributions 9,897 5,563 0 719 3,663 2,139 21,981

Expenses 0.00 0.00 0.00 0.00 0.00 0.00 0.00

Total deductions 9,897 5,563 0 719 3,663 2,139 21,981

Net increase prior to interfund transf 209,003 * 173,784 * 19,608 * 28,746 * 8,435 * 96,469 * 536,045

Interfund Transfers (8,387) (11,587) (13,003) 31,895 (36,962) 38,044 0.00

Net increase (decrease) in plan assets 200,616 162,197 6,605 60,641 (28,527) 134,513 536,045

Net assets available for benefits -

beginning of year 382,032 249,363 52,805 17,246 132,730 110,808 944,984

Net assets available for benefits -

end of year $582,648 $411,560 $59,410 $77,887 $104,203 $245,321 $1,481,029

ARTESIAN RESOURCES CORPORATION

SUPPLEMENTAL RETIREMENT PLAN

Statement of Net Assets Available

for Benefits with Fund Information

********

Participant Directed

Fidelity Family of Funds

Managed

Equity Emerging Income Intermediate Artesian

Income II Growth Puritan Portfolio Bond A Total

Assets:

Investments, at fair value -

Common/Collective Trusts $0.00 $0.00 $0.00 $17,124 $0.00 $0.00 $17,124

Registered Investment Companies 381,896 249,126 52,694 0 132,697 0 816,413

Employer Securities 0 0 0 0 0 62,413 62,413

Total investments 381,896 249,126 52,694 17,124 132,697 62,413 895,950

Amounts due from employer 136 237 111 122 33 48,395 49,034

Net assets available for benefits $382,032 $249,363 $52,805 $17,246 $132,730 $110,808 $944,984

ARTESIAN RESOURCES CORPORATION

SUPPLEMENTAL RETIREMENT PLAN

Statement of Net Assets Available

for Benefits with Fund Information

********

Participant Directed

Fidelity Family of Funds

Managed

Equity Emerging Income Intermediate Artesian

Income II Growth Puritan Portfolio Bond A Total

Assets:

Investments, at fair value -

Common/Collective Trusts $0.00 $-0.00 $0.00 $63,085 $0.00 $0.00 $63,085

Registered Investment Companies 582,648 411,560 59,410 0 104,203 0 1,157,821

Employer Securities 0 0 0 0 0 209,080 209,080

Total investments 582,648 411,560 59,410 63,085 104,203 209,080 1,429,986

Amounts due from employer 0 0 0 14,802 0 36,241 51,043

Net assets available for benefits $582,648 $411,560 $59,410 $77,887 $104,203 $245,321 $1,481,029

ARTESIAN RESOURCES CORPORATION

RETIREMENT PLAN

Statement of Net Assets Available

for Plan Benefits at December 31, 1997

Assets:

Investments, at fair value -

Common/Collective Trusts

Registered Investments Companies

Employer Securities

Funds held in insurance companies'

general accounts

Participant Loans

ARTESIAN RESOURCES CORPORATION

SUPPLEMENTAL RETIREMENT PLAN

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 1998

NOTE 1 DESCRIPTION OF THE PLAN

General

Effective October 1, 1994, Artesian Resources Corporation

(the "Company") established the Artesian Resources

Corporation Supplemental Retirement Plan (the "Plan") as a

defined contribution savings plan for its employees.

Pursuant to Internal Revenue Code ("IRC") Section 401(k),

the Plan permits certain eligible employees to exclude

contributions to the Plan from their current taxable income,

subject to certain limits. The Plan is administered by a

Committee of Trustees which consists of five members

appointed by the Company's Board of Directors. Plan

expenses may be paid out of the plan unless paid by the

Company. The Company has paid all such expenses incurred

during 1998.

Participation, Vesting and Withdrawals

Generally, all employees as of April 26, 1994 are eligible

for Plan participation.

A service contribution is made by the Company to the Plan

for all eligible participants each year based upon each

employee's years of service and current compensation in

accordance with the following schedule:

Years of Service % of Compensation

1-5 2%

6-10 4%

11-20 5%

over 20 6%

ARTESIAN RESOURCES CORPORATION

SUPPLEMENTAL RETIREMENT PLAN

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 1998

DESCRIPTION OF THE PLAN (Cont'd.)

Participation, Vesting and Withdrawals (Cont'd.)

Employees aged 50 to 59 on January 1, 1994 (Transition Group), may elect to make tax deductible contributions up to a maximum of 3 percent of their compensation, however, such contributions may not exceed the IRC limitation of $10,000 for all deferrals under all plans in 1998 (the basic contribution). For every dollar an

employee in the Transition Group contributes, the Company will provide a matching contribution based on the following schedule:

Company Match for

Years of Service Each Participants' $1

1-20 $3

20-30 $4

over 30 $5

Participant contributions, and the related earnings thereon, are fully vested at all times. Company contributions, and the related earnings thereon, vest as follows:

Years Vested

of Service Percentage

Less than 2 0%

2 but less than 3 20%

3 but less than 4 40%

4 but less than 5 60%

5 but less than 6 80%

6 years or more 100%

ARTESIAN RESOURCES CORPORATION

SUPPLEMENTAL RETIREMENT PLAN

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 1998

DESCRIPTION OF THE PLAN (Cont'd.)

Participation, Vesting and Withdrawals (Cont'd.)

Forfeitures are offset against required Company contributions. Any participant who separates from the Company for any reason, shall be entitled to receive the vested interest in their account.

Investment Elections

Participants in the transition group may allocate basic and matching contributions among the various Fidelity Family of Funds or Artesian

Resources Class A non-voting common stock provided as investment options by the Plan. Participants in the transition group may elect an allocation among one or more investment funds in multiples of 5 percent with a minimum investment of 10 percent in any selected fund. Service contributions are invested by the Trustee in a uniform manner for all participants.

Loans

The Plan does not contain a participant loan provision.

Termination

The Company may amend or terminate the Plan. In the event of Plan termination, the accounts of all participants affected shall become fully vested and nonforfeitable. Assets remaining in the Plan may be immediately distributed to the participants, inactive participants and beneficiaries in proportion to their respective account balances;

or the trust may be continued with distributions made at such time and in such manner as though the Plan had not been terminated.

ARTESIAN RESOURCES CORPORATION

SUPPLEMENTAL RETIREMENT PLAN

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 1998

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

For financial reporting purposes, the assets and liabilities of the Plan are reflected on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with

generally accepted accounting principals requires management to make estimates and assumptions that affect the reported

amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those

estimates.

Investment Valuation and Income Recognition

Plan assets held in the Fidelity Family of Funds and the

Artesian Resources Class A non-voting common stock are valued at fair value based on quoted market prices.

In accordance with the policy of stating investments at fair value, net unrealized appreciation (depreciation) for the year is included in the statement of changes in net assets available for benefits.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.

Dividends are recorded on the ex-dividend date.

ARTESIAN RESOURCES CORPORATION

SUPPLEMENTAL RETIREMENT PLAN

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 1998

SIGNIFICANT ACCOUNTING POLICIES (Cont'd.)

Participant Distributions

Participant distributions are recorded when paid.

Income Taxes

The Internal Revenue Service has determined and informed the

Company by a letter dated March 31, 1996, that the Plan is

qualified and the trust established under the Plan is tax-exempt,

under the appropriate sections of the Code. The Plan has been amended since receiving the determination letter. However, the

Plan administrator and the Plan's tax counsel believe that the

Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, they

believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

NOTE 3 INVESTMENTS REPRESENTING 5% OR MORE OF NET ASSETS

AVAILABLE FOR BENEFITS

The following investments each represent 5% or more of the net assets available for benefits at December 31, 1998:

Fidelity Family of Funds

Equity Income II

Emerging Growth

Managed Income Portfolio

Intermediate Bond

Artesian A non-voting common stock

SUPPLEMENTAL SCHEDULES

ARTESIAN RESOURCES CORPORATION

SUPPLEMENTAL RETIREMENT PLAN

EIN: 51-0280061

PLAN NO.: 004

LINE 27a: SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

AS OF DECEMBER 31, 1998

(a) (b) Identity of issue, (c)Description of investment (d)Cost (e)Current borrower, lessor including maturity data, Value

or similar party rate of interest,

collateral, par or

maturity value

Fidelity Family of Equity Income II $ 497,699 $ 582,648

Mutual Funds Emerging Growth 337,037 411,560

Puritan 54,683 59,410

Managed Income Portfolio 63,085 63,085

Intermediate Bond 101,505 104,203

Total mutual funds 1,054,009 1,220,906

* Artesian Resources

Corporation Class A non-voting

common stock 153,455 209,080

$1,207,464 $1,429,986

ARTESIAN RESOURCES CORPORATION

SUPPLEMENTAL RETIREMENT PLAN

EIN: 51-0280061, PLAN NO.: 004

LINE 27d SCHEDULE OF REPORTABLE TRANSACTIONS

YEAR ENDED DECEMBER 31, 1998

(Series of transactions in one issue

aggregating 5 percent or more of net assets)

(a)Identify of (b)Description (c)Purchase (d)Selling (g)Cost of (i)Net gain

Party Involved of asset Price Price asset or (loss)

Fidelity Family

of Funds: Equity IncomeII $ 171,496 $ 18,381 $ 16,358 $ 2,023

Emerging Growth $ 90,037 $ 17,464 $ 17,734 $ (270)

Managed Income $ 48,634 $ 4,214 $ 4,214 $ -

Intermediate

Bond $ 11,003 $ 40,625 $ 39,753 $ 872

Artesian Class A non-

Resources voting

Corporation common stock $ 94,018 $ 2,328 $ 2,100 $ 228